

August 4, 2022

Benjamin Piggott
Chairman and Chief Executive Officer
EF Hutton Acquisition Corporation I
24 Shipyard Drive, Suite 102
Hingham, MA 02043

> **Re: EF Hutton Acquisition Corporation I**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed July 29, 2022**
> **File No. 333-264314**

Dear Mr. Piggott:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 21, 2022 letter.

Amendment No. 3 to Registration Statement on Form S-1 filed July 29, 2022

The Offering, page 10

1. We note your amended disclosure on page 15 that "[t]he Roth affiliates have agreed that the founder shares may not be sold…." Please clarify who are the Roth affiliates, and their roles in this offering.

Benjamin Piggott
EF Hutton Acquisition Corporation I
August 4, 2022
Page 2

You may contact Eric McPhee at 202-551-3693 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Shih-Kuei Chen at 202-551-7664 or Mary Beth Breslin at 202-551-3625 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: James A. Prestiano, Esq.